Exhibit 99.119

DeFi Technologies Acquires Majority Stake in Swiss Artificial Intelligence and Asset Management Firm Neuronomics AG

●	DeFi Technologies Increases its Stake in Neuronomics AG to 52.5%: DeFi Technologies acquires a majority stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and computational neurosciences.

●	Strategic Expansion in Asset Management and Trading: This acquisition strengthens DeFi Technologies’ artificial intelligence, asset management and trading capabilities, diversifying revenue streams while complementing DeFi Alpha, the Company’s specialized arbitrage trading desk.

●	Technological Innovation and Performance Excellence: Neuronomics utilizes advanced model-driven quantitative strategies that have delivered exceptional risk-adjusted performance. By significantly outperforming benchmarks, Neuronomics positions DeFi Technologies for continued growth in the asset management sector and the wider cryptocurrency market.

Toronto - March 7, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce announce that it has increased its stake in Neuronomics AG (“Neuronomics”), a Swiss asset management firm specializing in artificial intelligence and model-driven quantitative trading strategies, to 52.5% (the “Acquisition”)

DeFi Technologies’ Previous Investment and Strategic Expansion

This Acquisition follows DeFi Technologies’ earlier subscription to a capital increase in Neuronomics, where the Company acquired a 10% stake. The Acquisition of the majority stake in Neuronomics further aligns with DeFi Technologies’ strategy to expand its presence in artificial intelligence, asset management and trading sectors while diversifying its revenue streams. This strategic acquisition complements DeFi Technologies’ existing initiatives, including the DeFi Alpha arbitrage trading desk, which will benefit from Neuronomics’ technological expertise and market insights.

Strategic Acquisition to Expand Capabilities

Neuronomics, founded in Switzerland, has established itself as a leader in asset management by developing advanced quantitative trading strategies based on artificial intelligence (“AI”) and computational neuroscience. The firm holds an asset management license from the Swiss Financial Market Supervisory Authority (“FINMA”), enabling it to manage and administer financial assets on behalf of clients. Neuronomics’ research-driven approach focuses on two key areas: AI and Computational Neuroscience in Finance.

Artificial Intelligence in Finance

Neuronomics has pioneered the application of advanced AI models in financial settings, delivering AI strategies that outperform market index across all key metrics. The firm’s proprietary AI models combine multiple algorithms to enhance predictive accuracy and reduce model overfitting. Their approach translates AI model outputs into portfolio allocations, optimizing asset distribution to maximize returns while managing risk. Additionally, Neuronomics is at the forefront of customizing Large Language Models (“LLMs”) for predicting asset price developments based on real-time market news. This capability positions Neuronomics to identify emerging investment narratives well ahead of competitors, offering a distinct edge in the market).

Computational Neuroscience in Finance

Neuronomics also explores how human cognitive biases and emotional responses shape financial behavior, uncovering market inefficiencies that traditional strategies often overlook. Through computational neuroscience, Neuronomics models the neuronal processes of traders, identifying predictable market behaviors that result from overreactions or emotional trading. This approach has been particularly successful in the cryptocurrency market, which is highly influenced by emotional decision-making. Since launching their neurofinance-based crypto strategy in July 2020, Neuronomics has consistently delivered high risk-adjusted returns with minimal correlation to traditional markets

Technological Innovation and Performance Excellence

Neuronomics leverages cutting-edge AI technology to offer high risk-adjusted returns in the cryptocurrency market. Their latest developed AI-powered quantitative strategy, set to launch with DeFi Technologies, has demonstrated exceptional performance, with forward-testing analysis showing annual returns of 80% and significantly reduced drawdowns and volatility compared to passive market exposure. The AI-driven model removes human bias, enhances consistency, and dynamically adapts to evolving market conditions, ensuring sustained performance even in volatile markets.

These strategies are built on a diversified, long-only crypto portfolio, rebalanced based on advanced AI models that identify market inefficiencies such as momentum and reversal opportunities. The AI-driven approach has consistently outperformed benchmarks like the CCi30 index, achieving a Sharpe Ratio greater than 1, underscoring its superior risk-adjusted returns. Their Neurofin strategy underscores this resilience by generating positive net returns amid a market downturn exceeding 20% over the past month. Neuronomics’ expertise in AI-driven strategies will significantly enhance DeFi Technologies’ capabilities, especially as a complement to DeFi Alpha, its specialized arbitrage trading desk, which focuses on identifying and capitalizing on low-risk opportunities within the cryptocurrency market.

Background on Management

●	Dr. Lorric Ziegler, Partner, brings a strong background in AI and computational neuroscience, with a PhD from EPFL and experience in machine learning and AI applications at prominent Swiss investment firms. Since joining Neuronomics in 2021, Dr. Ziegler has optimized the firm’s IT, asset management, and risk management processes.

●	Dr. Michael Kometer, Co-Founder and Board Member, holds a PhD from the University of Zurich and is an expert in algorithmic trading and emotional decision-making in finance. His research has been widely cited, and his work integrates neuroscience, AI, and finance to develop cutting-edge investment strategies.

●	Patrick Schuppli, Partner, manages business operations and relationships at Neuronomics. With a Master’s in Business and Economics from the University of Basel, his expertise in commodity trading and blockchain-based projects has been pivotal in driving business growth.

●	Gilles Ramstein, AI Scientist, specializes in machine learning and data science. His innovative work in automating financial processes and developing AI-driven strategies has significantly enhanced the firm’s predictive models.

Executive Comments

Olivier Roussy Newton, Chief Executive Officer of DeFi Technologies, commented: “This acquisition marks a significant milestone for DeFi Technologies, not only enhancing our position in asset management but also expanding our capabilities in quantitative trading. Neuronomics’ expertise in AI and computational neuroscience will complement our existing trading operations, particularly through DeFi Alpha. This acquisition is a natural extension of our growth strategy, which focuses on diversifying revenue streams, strengthening our trading desk, and enhancing our technological expertise in both traditional and decentralized finance markets.”

Michael Kometer, Co-Founder of Neuronomics, added: “Partnering with DeFi Technologies presents a unique opportunity to scale our operations and further integrate our advanced AI capabilities and model-driven strategies within DeFi Technologies’ broader ecosystem. Together, we will continue to drive innovation and deliver exceptional value to our clients, expanding our reach and operational impact.”

Acquisition Details

In connection with the Acquisition, the Company issued 186,304 common shares of the Company (the “Payment Shares”), plus additional cash considerations, to the selling shareholders of Neuronomics. 152,433 of the Payment Shares are subject to a lock-up schedule, with 50% released in three months and the remainder released in six months. No finder fees were paid in connection with the Acquisition. Closing of the Acquisition is subject to the acceptance of Cboe Canada Exchange.

About Neuronomics AG

Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that provide retail and institutional investors with simple and secure access to digital assets through their traditional bank accounts. Valour’s fully hedged digital asset ETPs feature low to zero management fees and are listed on various European exchanges, banks, and broker platforms. Valour operates as part of the asset management business line of DeFi Technologies Inc.

For more information about Valour, to subscribe, or to receive updates, visit valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding the closing of the Acquisition; returns generated by Neuronomic’s AI models; the business and growth opportunities of Neuronomics; synergies realized from the Acquisition; ability of DeFi Technologies to utilize Neuronomic’s trading strategies; the regulatory environment with respect to the growth and adoption of decentralized finance and digital assets; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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